SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Calamos Asset Management, Inc.

(Name of Subject Company)

Calamos Asset Management, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Sr. Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Calamos Asset Management, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2017 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A Common Stock of the Company pursuant to, and subject to the terms and conditions set forth in, the Offer to Purchase of the Offeror and Parent, dated as of January 18, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO of the Acquiror Group (as defined below) as filed with the Commission on January 18, 2017, as amended or supplemented from time to time. Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

INTRODUCTION

The third paragraph under the caption “INTRODUCTION” in the Schedule 14D-9 is amended in its entirety to read as follows:

“NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.”

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The sentence that reads “The consummation of the Offer is not subject to any minimum tender condition, including any condition that requires a minimum number of shares be tendered by unaffiliated stockholders in order for the Offeror to consummate the Offer.” contained in the second paragraph under “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” is amended in its entirety to read as follows:

“The consummation of the Offer is not subject to any minimum tender condition, including any condition that requires at least a majority of the Shares held by unaffiliated stockholders be tendered in order for the Offeror to consummate the Offer.”

“ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” is further supplemented by including the following paragraph at the end of such section:

“Except as may be required in response to a valid books and records demand pursuant to Section 220 of the General Corporation Law of the State of Delaware, the Company has not made any arrangements in connection with the Offer to provide holders of Shares access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense. For a discussion of appraisal rights, see “ITEM 8. ADDITIONAL INFORMATION—(a) Appraisal Rights under the Delaware General Corporation Law,” and see also “—(d) Legal Proceedings.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee” is supplemented by adding the following paragraph immediately prior to the penultimate paragraph of such subsection:

“In making its fairness determination, the liquidation value and net book value of the Company were not among the factors considered by the Special Committee. The information and factors the Special Committee considered and as described above reflects the view that the Company is a viable going concern.”

The final paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—Recommendation of the Board” is supplemented by adding the following sentence at the end of such paragraph:

“Based on the Board’s considerations and recommendation, the Company reasonably believes that the Offer and the Merger are fair to the Unaffiliated Stockholders.”

ITEM 8.	ADDITIONAL INFORMATION

“ITEM 8. ADDITIONAL INFORMATION—(d) Legal Proceedings” is supplemented to add the following disclosure:

“On February 1, 2017, a telephonic hearing to address plaintiff’s motion for expedited proceedings in Lerman v. John P. Calamos, Sr. et al was held. After hearing argument, the Court denied plaintiff’s motion for expedited proceedings.

On January 19, 2016, a stockholder, Rita Patchel, served on the Company a demand to inspect the books and records of the Company pursuant to Section 220 of the DGCL. Ms. Patchel seeks the inspection of Company documents related to the Acquiror Group’s proposal to acquire the Company. On January 26, 2017, the Company responded to Ms. Patchel’s letter and offered to produce certain non-privileged documents to Ms. Patchel upon the execution of a confidentiality and non-disclosure agreement.

On January 31, 2017 two putative class actions captioned Witmer v. John P. Calamos, Sr. et al., C.A. No. 2017-0073- and Foster v. John P. Calamos, Sr. et al., C.A. No. 2017-0075- were filed in the Court of Chancery of the State of Delaware against members of the Board and the members of the Acquiror Group. The complaints allege that in connection with the Offer and proposed Merger the Board violated its fiduciary duties, Mr. Calamos and other members of the Acquiror Group, as controlling stockholders, violated their fiduciary duties to the Company’s public stockholders and Offeror and Parent aided and abetted the Board’s and the Acquiror Group’s alleged breaches of fiduciary duties. The complaints further allege that the consideration to be received in the Offer and the Merger is unfair, that the Merger Agreement contains allegedly unfair conditions and preclusive deal protection provisions, that the Special Committee lacks independence and that the public disclosures made by the Company in response to the Acquiror Group’s Offer failed to disclose material information. The plaintiffs seek an accounting to the plaintiff and the putative class relating to alleged damages sustained and an award of costs, including attorneys’ and experts’ fees. The Company believes that the plaintiffs’ allegations are without merit and expects that the defendants will defend against them vigorously.

On February 3, 2017 a putative class action captioned Solak v. John P. Calamos, Sr. et al., C.A. No. 2017-0083- was filed in the Court of Chancery of the State of Delaware against members of the Board and the members of the Acquiror Group. The plaintiff makes substantially the same allegations and seeks substantially the same relief as the Witmer and Foster plantiffs.”

The paragraph under “ITEM 8. ADDITIONAL INFORMATION—(h) Schedule 13E-3” is supplemented by adding the following at the end of such paragraph:

“The Company has filed as an exhibit to its Schedule 13E-3 Duff & Phelps’ presentation to the Special Committee dated December 18, 2016. Notwithstanding any statements in such presentation to the contrary, Duff & Phelps has consented to the use of its presentation by the Company solely for purposes of satisfying public disclosure obligations required by Schedule 13E-3.”

“ITEM 8. ADDITIONAL INFORMATION” is further supplemented by adding a new subpart “(k) Certain Company Information” as follows:

Estimated Annual Compliance Cost Savings. Following the completion of the Offer and the Merger, the Company estimates that the annually recurring cost savings as a result of no longer being a publicly traded company subject to the reporting requirements of the federal securities laws will be approximately $1.4 million per year.

Summary Financial Information. The following table sets forth summary historical consolidated financial data for the Company as of and for each of the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The financial statements included as Item 8 of Part II of the Company’s Annual Report Form 10-K for the year ended December 31, 2015 and Item 1 Part I of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 are hereby incorporated by reference in this Schedule 14D-9. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the SEC in the manner described under “—Additional Information” below.

Summary Consolidated Statement of Operations Data (in thousands, except share data)	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	Year Ended December 31, 2015	Year Ended December 31, 2014
	(unaudited)
Total revenues	$145,092	$175,386	$230,880	$250,962
Total operating expenses	134,181	154,172	200,541	189,772
Operating income	10,911	21,214	30,339	61,190
Total non-operating income (loss)	12,435	(6,736)	(6,618)	15,404
Income before income tax provision	23,346	14,478	23,721	76,594
Income tax provision	1,715	1,694	2,320	5,787
Net income	21,631	12,784	21,401	70,807
Net income attributable to non-controlling interest in Calamos Investments LLC (Calamos Interests)	(5,076)	(12,031)	(16,100)	(54,336)

Summary Consolidated Statement of Operations Data (in thousands, except share data)	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	Year Ended December 31, 2015	Year Ended December 31, 2014
	(unaudited)
Net (income) loss attributable to redeemable non-controlling interest in consolidated funds and partnership investments	(16,486)	1,744	(1,974)	(2,941)
Net income attributable to Calamos Asset Management, Inc.	69	2,497	3,327	13,530
Earnings per share, basic	$0.00	$0.14	$0.19	$0.74
Weighted average shares outstanding, basic	16,744,592	17,657,669	17,518,033	18,275,246
Earnings per share, diluted	$0.00	$0.14	$0.18	$0.71
Weighted average shares outstanding, diluted	17,094,693	18,445,524	18,245,109	18,989,281

Summary Consolidated Statement of Financial Condition Data (in thousands, except share data)	September 30, 2016	December 31, 2015	December 31, 2014
	(unaudited)
Cash and cash equivalents	$76,550	$104,717	$35,285
Investment securities	57,960	257,057	339,959
Consolidated funds and partnership investments	603,062	112,640	143,723
Other current assets	26,166	34,712	33,881
Noncurrent assets	58,978	52,336	54,308
Total assets	822,716	561,462	607,156
Liabilities of consolidated funds and partnership investments	13,771	75	10,117
Other current liabilities	51,585	48,207	42,485
Long-term debt	—	45,955	45,955
Other long-term liabilities	10,552	10,831	10,513
Total liabilities	75,908	105,068	109,070
Redeemable non-controlling interest in consolidated funds and partnership investments	394,525	77,835	76,167
Calamos Asset Management, Inc. stockholders’ equity	185,742	193,730	204,937
Non-controlling interest in Calamos Investments LLC (Calamos Interests)	166,541	184,829	216,982
Total equity	352,283	378,559	421,919
Book value per share[1]	9.05	9.44	9.98

(1)	Book value per share, a non-GAAP financial measure, is calculated by dividing total shareholders’ equity, a GAAP financial measure by the number of shares outstanding at each respective year or period end. The Company does not report its book value per share in the reports it files with the SEC, and the measure is included herein solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Computation of earnings (Dollars in thousands)	Nine Months Ended September 30, 2016	Nine Months Ended September 2015	Year Ended December 31,
			2015	2014
Income before income tax provision	$23,346	$14,478	$23,721	$76,594
Add:
Fixed charges	8,008	3,767	5,005	6,707
Subtract:
Net (income) loss attributable to redeemable non-controlling interest in consolidated funds and partnership investments[1]	(16,486)	1,744	(1,974)	(2,941)

Total earnings	$14,868	$19,989	$26,752	$80,360

Computation of fixed charges
Interest expensed	$1,766	$2,306	$3,070	$4,669
Loss on debt extinguishment	4,867	—	—	—
Estimate of the interest within rent expense[2]	1,375	1,461	1,935	2,038

Total fixed charges	$8,008	$3,767	$5,005	$6,707
Ratio of earnings to fixed charges	1.9	5.3	5.3	12.0

(1)	Represents non-controlling interest in pre-tax (income) loss of consolidated funds and partnership investments that have not incurred fixed charges.
(2)	Represents reasonable estimate.

Additional Information. The Company files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is www.sec.gov and documents may be obtained from such site free of charge. Copies of such reports, proxy statements and other information also are available at the Company’s website, www.calamos.com. Except as otherwise expressly set forth in the Schedule 14D-9, the information contained on these websites is not incorporated by reference herein and does not form a part of the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Senior Vice President and General Counsel

February 6, 2017